SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bone Biologics Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

098070501

(CUSIP Number)

November 16, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098070501	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,190 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,190 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,190 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	The number of shares beneficially owned by the reporting persons reflects the one-for-eight reverse stock split of the Issuer’s Common Stock, par value $0.001 per share, made effective December 20, 2023.
(2)	As more fully described in Item 4, this does not give full effect to warrants owned by the reporting person subject to a beneficial ownership blocker.

CUSIP No. 098070501	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,190 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,190 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,190 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	The number of shares beneficially owned by the reporting persons reflects the one-for-eight reverse stock split of the Issuer’s Common Stock, par value $0.001 per share, made effective December 20, 2023.
(2)	As more fully described in Item 4, this does not give full effect to warrants owned by the reporting person subject to a beneficial ownership blocker.

CUSIP No. 098070501	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 55,190 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 55,190 (1)(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,190 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	The number of shares beneficially owned by the reporting persons reflects the one-for-eight reverse stock split of the Issuer’s Common Stock, par value $0.001 per share, made effective December 20, 2023.
(2)	As more fully described in Item 4, this does not give full effect to warrants owned by the reporting person subject to a beneficial ownership blocker.

CUSIP No. 098070501	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Bone Biologics Corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii)	Brendan O’Neil (“Mr. O’Neil”); and

(iii)	Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore Street, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Each of Mr. O’Neil and Mr. Coulston is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number: 098070501

CUSIP No. 098070501	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 534,182 shares of Common Stock outstanding as reported in the Issuer’s Prospectus Supplement on Form 424B5, filed with the U.S. Securities and Exchange Commission on November 20, 2023 and (ii) 18,276 shares of Common Stock issuable upon exercise of the Issuer’s common stock purchase warrants (the “November Warrants”) that are held by the Reporting Persons, subject to the 9.99% Blocker (as defined below).

As of November 16, 2023, the Reporting Persons hold (i) 36,914 shares of Common Stock, (ii) 36,914 shares of Common Stock issuable upon full exercise of the November Warrants, (iii) 3,087 shares of Common Stock issuable upon full exercise of the Series A warrants (the “Series A Warrants”), and (iv) 3,087 shares of Common Stock issuable upon full exercise of the Series B Warrants (the “Series B Warrants” and, collectively with the November Warrants and the Series A Warrants, the “Warrants”). The Reporting Persons are prohibited from exercising the November Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “9.99% Blocker”). The Reporting Persons are also prohibited from exercising the Series A Warrants or Series B Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the “4.99% Blocker”). Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the November Warrants due to the 9.99% Blocker and were not able to exercise any of the Series A and Series B Warrants due to the 4.99% Blocker.

As of November 16, 2023, Ionic is the beneficial owner of 55,190 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managers, Mr. O’Neil and Mr. Coulston. Mr. O’Neil and Mr. Coulston, as managers of Ionic, have shared power to vote and/or dispose of the Shares beneficially owned by Ionic. Neither Mr. O’Neil nor Mr. Coulston directly owns any Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 098070501	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 098070501	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023	IONIC VENTURES, LLC

/s/ Keith Coulston
Name: Keith Coulston
Title: Partner

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 098070501	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: December 20, 2023	IONIC VENTURES, LLC

/s/ Keith Coulston
Name: Keith Coulston
Title: Partner

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston